Exhibit 99.1

Akazoo Appoints Michael Knott as Interim CEO

Board Terminates CEO Apostolos N. Zervos for Cause

Update on Special Committee Investigation and Certain Prior Akazoo Financial Statements

NEW YORK and LONDON, May 1, 2020 -- Akazoo S.A. (NASDAQ: SONG) (“Akazoo” or the “Company”) today announced that its Board of Directors (the “Board”) has appointed Michael Knott as the Company’s interim Chief Executive Officer, effective immediately. This follows the decision by the Board to terminate Apostolos N. Zervos as Chief Executive Officer for cause. The Board has also requested that Mr. Zervos resign as a member of the Board.

As previously announced on April 22, 2020, Akazoo formed a special committee of independent directors (the “Special Committee”) to conduct an investigation into allegations in a report released by Quintessential Capital Management (the “QCM Report”). As part of the investigation, the Special Committee found evidence of conduct that the Special Committee believed to be inconsistent with the Company’s policies, including a lack of cooperation in the investigation. The Board’s decision to terminate Mr. Zervos was made following a recommendation from the Special Committee in light of these findings. The appointment of Mr. Knott will help facilitate the continued operations of the Company while the Special Committee completes its work.

Michael Knott is a Senior Managing Director in the Corporate Finance division at FTI Consulting. Mr. Knott leads the Telecom, Media and Technology (TMT) practice in Europe, the Middle East and Africa (EMEA). He is an experienced telecom, media and technology advisor with 30 years of experience in transaction advisory, strategy and business consulting, performance improvement and business transformation.

Update on Special Committee Investigation; Non-Reliance on Previously Issued Financial Statements

As part of the ongoing investigation, the Special Committee has been unable to verify certain operational and financial information previously reported by the Company. Accordingly, the following financial statements should no longer be relied upon due to the possibility that such financial statements contain material errors:

•	The financial statements of Akazoo Limited for the years ended December 31, 2018, 2017 and 2016 (and any interim periods therein) audited by the Company’s former independent registered public accounting firm included or incorporated by reference in the Company’s Shell Company Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 17, 2019;
•	The financial statements of Akazoo Limited for the three- and six-month periods ended June 30, 2019 and 2018 included in the Company’s Report on Form 6-K furnished to the SEC on September 27, 2019; and
•	The financial statements of the Company for the three- and nine-month periods ended September 30, 2019 and 2018 included in the Company’s Report on Form 6-K furnished to the SEC on December 9, 2019.

As a result, the Company was unable to file its Form 20-F for the year ended December 31, 2019, by April 30, 2020, without unreasonable effort or expense.

The Company will provide additional updates regarding these matters in due course.

Forward-Looking Statements

This release contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, as amended, based on the current expectations, estimates and projections of the Company about its operations, industry, financial condition, performance, results of operations, and liquidity. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Statements containing words such as "may," "improve," "could," "believe," "anticipate," "expect," "intend," "plan," "project," "projections," "business outlook," "guidance," "estimate," or similar expressions constitute forward-looking statements. Forward-looking statements represent management's current expectations or predictions of future conditions, events or results. These forward-looking statements include, but are not limited to statements about, or are based upon assumptions regarding, the Company's strategies and future financial performance; reliance on its previously issued financial statements; expectations or estimates about future business plans, corporate governance, growth, or other objectives. You are cautioned not to place undue reliance on these forward- looking statements, which reflect management's good faith beliefs, assumptions and expectations only as of the date hereof. Any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that may cause actual performance and results to differ materially from those predicted, many of which are beyond the Company's control. Reported results should not be considered an indication of future performance. Except as required by law, we undertake no obligation to publicly release the results of any revision or update to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Media Contacts

Joele Frank, Wilkinson Brimmer Katcher

Greg Klassen / Allison Sobel

212-355-4449

SOURCE Akazoo

Related Links

http://www.investors.akazoo.com